Mail Stop 7010

							January 13, 2006

via U.S. mail and Facsimile

Michael L. Hurt
Chief Executive Officer
Altra Industrial Motion, Inc.
14 Hayward Street
Quincy, Massachusetts 02171

	Re:	Altra Industrial Motion Inc.
Form S-4/A filed January 9, 2006
File No. 333-124944

Dear Mr. Hurt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A filed January 9, 2006

Unaudited Pro Forma Condensed Combined Financial Statements, page
38

1. Please tell us why your unaudited pro forma balance sheet does not reflect an adjustment to recognize Hay Hall`s inventory and property, plant and equipment at fair value, as discussed in paragraphs 37.c and 37.d of SFAS No. 141. In addition, please tell us why your unaudited pro forma statements of income do not reflect an adjustment for additional depreciation expense resulting from the recognition of
Hay Hall`s property, plant and equipment at fair value.

2. With respect to pro forma adjustment (1) related to Hay Hall`s historical financial statements under US GAAP:
* On page 40, please expand pro forma adjustment (1) to disclose
Hay
Hall`s historical balance sheet as of September 30, 2005, on page
F-
114, plus US GAAP adjustments, multiplied by the appropriate exchange rate, to equal the amounts included in the third column on page 39.
* On page 44, please expand pro forma adjustment (1) to disclose
Hay
Hall`s historical profit and loss account:
o For the predecessor nine months ended October 1, 2004, on page
F-
149, plus US GAAP adjustments for the predecessor period, plus the successor three months ended December 31, 2004, on page F-113, plus
US GAAP adjustments for the successor period, multiplied by the appropriate exchange rate, to equal the amounts included in the seventh column on page 41.
o For the predecessor nine months ended October 1, 2004, on page
F-
149, plus US GAAP adjustments, multiplied by the appropriate exchange rate, to equal the amounts included in the fifth column on page 42.
o For the successor nine months ended September 30, 2005, on page
F-
113, plus US GAAP adjustments, multiplied by the appropriate exchange rate, to equal the amounts included in the fourth column on page 43.
* In addition, please tell us why your pro forma adjustments (1) on pages 40 and 44 do not include a US GAAP reconciling item for pensions, even though Hay Hall`s historical financial statements reflect a difference in pension accounting.

Hay Hall Holdings Limited, page F-86
27. Summary of differences between accounting principles in the United Kingdom and the United States of America, page F-109

3. Please separately disclose the effect of taxes and minority interests on each of your US GAAP reconciling items, to the extent applicable. If not applicable, please tell us why not. Please also address this comment as it relates to Hay Hall Group Limited.

4. In response to our comment 5, we note that you have not included a reconciliation of the financial statements from UK GAAP to US GAAP for the interim periods ended September 30, 2005 and 2004 in accordance with Item 17 of Form 20-F. Please provide a reconciliation for these periods. Please also address this comment as it relates to Hay Hall Group Limited. In addition, please be advised that the amounts included in your Item 17 US GAAP reconciliation should agree to the US GAAP adjustments disclosed in your pro forma adjustment
(1), in response to the comment above.

5. We note the following inconsistencies in Hay Hall`s financial statements. Please advise or revise:
* The amounts for Hay Hall Group on page F-101 do not agree to the amounts in the second column on page F-149.
* The amounts in the third column on page F-113 do not agree to page
F-87, even though the amounts appear to be for the same three-month period ended December 31, 2004. It appears that minority interests should be included on page F-113.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on accounting comments to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Nili Shah,
Branch Chief, at (202) 551-3255. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Chris Edwards, Special Counsel, at (202) 551-3742, or the undersigned at (202) 551-3760.


	Sincerely,



	Pamela A. Long
	Assistant Director


cc: 	Todd R. Chandler, Esq.
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
	New York, New York 10153

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Michael L. Hurt
Altra Industrial Motion, Inc.
January 13, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE